United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902
Telephone: 203 622 3131
unitedrentals.com

December 7, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stephen Kim
Office of Trade & Services
Re: United Rentals, Inc.
Form 10-K for Fiscal Year ended December 31, 2022
Form 8-K Furnished January 25, 2023
File No. 001-14387
Ladies and Gentlemen:
Set forth below is United Rentals, Inc.’s (the “Company”) response to the comment letter dated December 4, 2023 received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Staff’s comment has been restated below in its entirety. The Company’s response follows the comment.
Form 8-K Furnished January 25, 2023

Exhibit 99.1
Summary of Fourth Quarter 2022 Financial Results
Used Equipment Sales

1. You disclose what appears to be a non-GAAP financial measure, used equipment adjusted gross margin. Please revise to reconcile this measure to the most directly comparable GAAP measure, either in a table or by quantifying the adjustment in the related footnote. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and will revise its future filings to identify used equipment adjusted gross margin as a non-GAAP financial measure (with a statement disclosing the reasons why the Company’s management believes that the presentation of this non-GAAP financial measure provides useful information to investors regarding the Company’s results of operations), and to quantify the fair value mark-up of acquired fleet adjustment, which represents the only difference between the GAAP used equipment gross margin and the used equipment adjusted gross margin, in the related footnote.

****

In connection with our response to the Staff’s comment, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or comments regarding our responses, please contact the undersigned at (203) 618-7122.

Sincerely,

/S/ WILLIAM E. GRACE
William E. Grace
Chief Financial Officer

cc: Lyn Shenk
Craig Pintoff
Joli Gross
Andrew Limoges